                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                              Austin's International, Inc.
                --------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                   052481 10 8
                         ------------------------------
                                 (CUSIP Number)

                               J. Thomas Cookson
                                Holland & Knight
                              701 Brickell Avenue
                              Miami, Florida 33131
                                (305) 789-7779
                   ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 1996
                             ---------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement[ ].   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 11 Pages

- ------------------------------------------------                            ---------------------------------------------
 CUSIP NO. 052481 10 8                                                         Page   2    of   11
                                                                                    ------    ------
- ------------------------------------------------                            ---------------------------------------------
=========================================================================================================================
              Names of Reporting Person                                   Good Hope Developments SA
      1       SS or ISA Identification Nos. of Above Person

- -------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a) [  ]
                                                                                                                (b) [  ]
- -------------------------------------------------------------------------------------------------------------------------

              SEC use only
      3

- -------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                  WC
- -------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [  ]

- -------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                Panama
- -------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                     ----
                        -------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially
    owned by each          8
   reporting person                 982,740
         with           -------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                     ----
- -------------------------------------------------------------------------------------------------------------------------
                                   Shared dispositive power

                          10        982,740
- -------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person

      11         982,740
- -------------------------------------------------------------------------------------------------------------------------

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                            [  ]
- -------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                 9.8%
- -------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                 CO
=========================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ------------------------------------------------                            ---------------------------------------------
 CUSIP NO. 052481 10 8                                                         Page   3    of   11
                                                                                    ------    ------
- ------------------------------------------------                            ---------------------------------------------
=========================================================================================================================
              Names of Reporting Person                                   Alkiviadis-Gregorios Logothetis
      1       SS or ISA Identification Nos. of Above Person

- -------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a) [  ]
                                                                                                                (b) [  ]
- -------------------------------------------------------------------------------------------------------------------------

              SEC use only
      3

- -------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                  OO
- -------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [  ]

- -------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                Greece
- -------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                     ----
                        -------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially
    owned by each          8
   reporting person                 982,740
         with           -------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                     ----
                        -------------------------------------------------------------------------------------------------
                                   Shared dispositive power

                          10        982,740
- -------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person

      11         982,740
- -------------------------------------------------------------------------------------------------------------------------

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                            [  ]
- -------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                 9.8%
- -------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                 IN
=========================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ------------------------------------------------                            ---------------------------------------------
 CUSIP NO. 052481 10 8                                                         Page   4    of   11
                                                                                    ------    ------
- ------------------------------------------------                            ---------------------------------------------
=========================================================================================================================
              Names of Reporting Person                                   Miyako Management Pacific Corp.
      1       SS or ISA Identification Nos. of Above Person

- -------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a) [  ]
                                                                                                                (b) [  ]
- -------------------------------------------------------------------------------------------------------------------------

              SEC use only
      3

- -------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                  WC
- -------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [  ]

- -------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                Panama
- -------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                     ----
                        -------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially
    owned by each          8
   reporting person                 2,758,124
         with           -------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                     ----
                        -------------------------------------------------------------------------------------------------
                                   Shared dispositive power

                          10        2,758,124
- -------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person

      11         2,758,124
- -------------------------------------------------------------------------------------------------------------------------

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                            [  ]
- -------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                 27.8%
- -------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                 CO
=========================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ------------------------------------------------                            ---------------------------------------------
 CUSIP NO. 052481 10 8                                                         Page   5    of   11
                                                                                    ------    ------
- ------------------------------------------------                            ---------------------------------------------
=========================================================================================================================
              Names of Reporting Person                                   John B. Goulandris
      1       SS or ISA Identification Nos. of Above Person

- -------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a) [  ]
                                                                                                                (b) [  ]
- -------------------------------------------------------------------------------------------------------------------------

              SEC use only
      3

- -------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                  OO
- -------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [  ]

- -------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                Greece
- -------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                     ----
                        -------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially
    owned by each          8
   reporting person                 2,758,124
         with           -------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                     ----
                        -------------------------------------------------------------------------------------------------
                                   Shared dispositive power

                          10        2,758,124
- -------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person

      11         2,758,124
- -------------------------------------------------------------------------------------------------------------------------

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                            [  ]
- -------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                 27.8%
- -------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                 IN
=========================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ------------------------------------------------                            ---------------------------------------------
 CUSIP NO. 052481 10 8                                                         Page   6    of   11
                                                                                    ------    ------
- ------------------------------------------------                            ---------------------------------------------
=========================================================================================================================
              Names of Reporting Person                                   Voleon Shipping Corporation
      1       SS or ISA Identification Nos. of Above Person

- -------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a) [  ]
                                                                                                                (b) [  ]
- -------------------------------------------------------------------------------------------------------------------------

              SEC use only
      3

- -------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                  WC
- -------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [  ]

- -------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                Liberia
- -------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                     ----
                        -------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially
    owned by each          8
   reporting person                 2,654,574
         with           -------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                     ----
                        -------------------------------------------------------------------------------------------------
                                   Shared dispositive power

                          10        2,654,574
- -------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person

      11         2,654,574
- -------------------------------------------------------------------------------------------------------------------------

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                            [  ]
- -------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                 26.5%
- -------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                 CO
=========================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

- ------------------------------------------------                            ---------------------------------------------
 CUSIP NO. 052481 10 8                                                         Page   7    of   11
                                                                                    ------    ------
- ------------------------------------------------                            ---------------------------------------------
=========================================================================================================================
              Names of Reporting Person                                   Thrassivoulos Voyazides
      1       SS or ISA Identification Nos. of Above Person

- -------------------------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group*
      2                                                                                                         (a) [  ]
                                                                                                                (b) [  ]
- -------------------------------------------------------------------------------------------------------------------------

              SEC use only
      3

- -------------------------------------------------------------------------------------------------------------------------
              Source of Funds*
      4
                  OO
- -------------------------------------------------------------------------------------------------------------------------
              Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                             [  ]

- -------------------------------------------------------------------------------------------------------------------------
              Citizenship or Place of Organization
      6
                Greece
- -------------------------------------------------------------------------------------------------------------------------
                                   Sole voting power
                           7
                                     ----
                        -------------------------------------------------------------------------------------------------
   Number of shares                Shared voting power
     beneficially
    owned by each          8
   reporting person                 2,654,574
         with           -------------------------------------------------------------------------------------------------
                                   Sole dispositive power
                           9
                                     ----
                        -------------------------------------------------------------------------------------------------
                                   Shared dispositive power

                          10        2,654,574
- -------------------------------------------------------------------------------------------------------------------------
              Aggregate Amount Beneficially Owned by Each Reporting Person

      11         2,654,574
- -------------------------------------------------------------------------------------------------------------------------

              Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      12                                                                                                            [  ]
- -------------------------------------------------------------------------------------------------------------------------
              Percent of Class Represented by Amount in Row (11)
      13
                 26.5%
- -------------------------------------------------------------------------------------------------------------------------
              Type of Reporting Person*
      14
                 IN
=========================================================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

         The amended joint statement on Schedule 13D of Good Hope Developments SA, Alkiviadis-Gregorios Logothetis, Miyako Management Pacific Corp., John B. Goulandris, Voleon Shipping Corporation and Thrassivoulos Voyazides is hereby amended as follows:

Item 1.  Security and Issuer.

         Item 1 is amended by the addition thereto of the following:

         As of May 10, 1996, the Company had 10,003,550 shares of Common Stock issued and outstanding.

Item 5.  Interest in Securities of the Issuer.

         Item 5, paragraph (a) is amended by the deletion thereof in its entirety and the substitution therefor of the following:

         (a) The Reporting Persons beneficially own the following amounts of Common Stock:

                 (i) Good Hope has direct beneficial ownership of 982,740 shares of Common Stock, representing approximately 9.8% of the Common Stock. Mr. Logothetis has indirect beneficial ownership of such 982,740 shares of Common Stock as a result of his ownership of all the outstanding stock of Good Hope.

                 (ii) Miyako has direct beneficial ownership of 2,758,124 shares of Common Stock, representing approximately 27.8% of the Common Stock. Mr. Goulandris has indirect beneficial ownership of such 2,758,124 shares of Common Stock as a result of his ownership of all the outstanding stock of Miyako.

                 (iii) Voleon has direct beneficial ownership of 2,654,574 shares of Common Stock, representing approximately 26.5% of the Common Stock. Mr. Th. Voyazides has indirect beneficial ownership of such 2,654,574 shares of Common Stock as a result of his ownership of all the outstanding stock of Voleon.





                               Page 8 of 11 Pages

         Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the group that may be formed by the Reporting Persons may be deemed to be the beneficial owner of all of the 6,395,438 shares of Common Stock beneficially owned by all of the Reporting Persons, which represents approximately 63.9% of the Common Stock. Except as expressly stated herein, each Reporting Person disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons.

         Item 5, paragraph (c) is amended by the addition thereto of the following:

                 (i)      Good Hope

                    Purchase or      Number of      Price/
 Date               Sale             Shares         Share         How Effected
 ----               ----             ------         -----         ------------
 5/10/96            Conversion       350,000        --            Conversion of $175,000 principal amount of
                                                                  New 8% Notes

 5/10/96            Conversion       100,000        --            Conversion of $50,000 principal amount of
                                                                  New 8% Notes


                 (ii)     Miyako


                    Purchase or      Number of      Price/
 Date               Sale             Shares         Share         How Effected
 ----               ----             ------         -----         ------------
 5/10/96            Conversion       750,000        --            Conversion of $375,000 principal amount of
                                                                  New 8% Notes

 5/10/96            Conversion       600,000        --            Conversion of $300,000 principal amount of
                                                                  New 8% Notes


                 (iii)    Voleon



                    Purchase or      Number of      Price/
 Date               Sale             Shares         Share         How Effected
 ----               ----             ------         -----         ------------
 5/10/96            Conversion       800,000        --            Conversion of $400,000 principal amount of
                                                                  New 8% Notes

 5/10/96            Conversion       300,000        --            Conversion of $150,000 principal amount of
                                                                  New 8% Notes





                               Page 9 of 11 Pages

         Each of Good Hope, Miyako and Voleon has invested in securities convertible or exercisable into Common Stock. In each case, the investments were part of private placements by the Company.

                 (i)      Good Hope

         Paragraph (i) is amended by the addition thereto of the following:

         On May 10, 1996, Good Hope converted $175,000 principal amount of New 8% Notes into 350,000 shares of Common Stock. Also on May 10, 1996, Good Hope purchased an additional $50,000 principal amount of New 8% Notes which it immediately converted into 100,000 shares of Common Stock.

                 (ii)     Miyako

         Paragraph (ii) is amended by the addition thereto of the following:

         On May 10, 1996, Miyako converted $375,000 principal amount of New 8% Notes into 750,000 shares of Common Stock. Also on May 10, 1996, Miyako purchased an additional $300,000 principal amount of New 8% Notes which it immediately converted into 600,000 shares of Common Stock.

                 (iii)    Voleon

         Paragraph (iii) is amended by the addition thereto of the following:

         On May 10, 1996, Voleon converted $400,000 principal amount of New 8% Notes into 800,000 shares of Common Stock. Also on May 10, 1996, Voleon purchased an additional $150,000 principal amount of New 8% Notes which it immediately converted into 300,000 shares of Common Stock.





                              Page 10 of 11 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated June 3, 1996

                              GOOD HOPE DEVELOPMENTS SA

                              By:     /s/ Spyros H. Buhayer
                                      -------------------------------------
                                      Name:  Spyros H. Buhayer
                                      Title: Secretary/Treasurer and Director


                              MIYAKO MANAGEMENT PACIFIC CORP.


                              By:     /s/ Spyros H. Buhayer
                                      -------------------------------------
                                      Name:  Spyros H. Buhayer
                                      Title: Secretary/Treasurer and Director


                              VOLEON SHIPPING CORPORATION


                              By:     /s/ G. Calochristos
                                      -----------------------------------------
                                      Name:  G. Calochristos
                                      Title: Secretary/Treasurer and Director


                              /s/ Alkiviadis-Gregorios Logothetis
                              -------------------------------------------------
                              Alkiviadis-Gregorios Logothetis


                              /s/ John B. Goulandris
                              -------------------------------------------------
                              John B. Goulandris


                              /s/ Thrassivoulos Voyazides
                              -------------------------------------------------
                              Thrassivoulos Voyazides


                              Page 11 of 11 Pages